UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          1)*

LITTELFUSE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

537008104
(CUSIP Number)

December 31, 1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 537008104

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                          -0-

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power              540,000 shares

9.  Aggregate amount beneficially owned by each reporting
person                                    540,000 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   2.76%

12. Type of Reporting Person                    IA

CUSIP No. 537008104

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
             SR&F DISCIPLINED STOCK PORTFOLIO
             Formerly SR&F SPECIAL PORTFOLIO
             36-4112261

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Massachusetts Common law Trust

Number of shares beneficially owned by each reporting person with
5.  Sole voting power           540,000 shares

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power    540,000 shares

9.  Aggregate amount beneficially owned by each reporting
person                          540,000 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   2.76%

12. Type of Reporting Person                    IV

Item 1(a).  Name of Issuer:  LITTELFUSE, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  800 East Northwest Highway
                  DesPlaines, Illinois   60016

Item 2(a).  Name of Person Filing:
              Stein Roe & Farnham Incorporated, jointly on its own behalf and on behalf of SR&F Disciplined Stock
Portfolio, a portfolio series of SR&F Base Trust

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation
                            Massachusettes Common law Trust

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number 537008104

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E)
         (d) [XX] Investment company registered under
section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8)

Item 4.  Ownership:
         (a) Amount beneficially owned: 540,000 shares, consisting of 540,000 shares of common stock.

         (b)  Percent of Class:  2.76%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                            540,000 shares
                          (SR&F Disciplined Stock Portfolio)

              (ii) shared power to vote or to direct the
vote:                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                             -0-

              (iv) shared power to dispose or to direct the
disposition:                                540,000 shares
                           (Stein Roe & Farnham Incorporated
                       and SR&F Disciplined Stock Portfolio)

Item 5. Ownership of Five Percent or Less of a Class (On Behalf of Another Person):
SR&F Disciplined Stock Portfolio, which possesses sole power to vote 540,000 shares (consisting of 540,000 shares of common stock), is a portfolio series of SR&F Base Trust, a Massachusetts common law trust, which is a registered open-end investment company of which Stein Roe & Farnham Incorporated is investment adviser. This report is being filed to reflect ownership of less than 5% of the common stock.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
            Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2000

By: SR&F Base Trust on behalf of its series, SR&F
Disciplined Stock Portfolio


    /s/ Kevin M. Carome
       Kevin M. Carome
       Executive Vice President